2024 REPORT

bluShift Aerospace



LETTER

Dear investors,

A Message From Our Founder

Dear Investors,

2024 was a defining year for bluShift Aerospace.

We successfully ran multiple full-duration tests of our next-generation MAREVL hybrid engine — our cleanest, longest, and most powerful burns to date. These weren't just technical wins. They were milestones that prove we can compete with the big players—at a fraction of the cost, with none of the toxicity, and all of the heart.

In Q4 of the year, we made a bold pivot: instead of waiting to bring an entire launch vehicle to market, we're now starting with a simpler, faster path—deploying our MAREVL engines as boosters. This shift drastically reduces the capital we need, accelerates our

path to revenue, and positions us for non-dilutive government contracts and grants in the near term. It's a leaner, smarter approach—while keeping our eyes on the big goal of sustainable suborbital and orbital launches.

We know it's been a minute since many of you heard from us. That's on us. Between testing, building, pivoting, and pitching, it's been a year of intense focus. But what's never changed is our gratitude. You believed in bluShift when we were just an idea pushing against the norms of spaceflight. Thanks to your support, we've built real engines, secured government partnerships, and are closer than ever to commercial flight.

2025 and 2026 will be about getting hardware in the air, showing the world what MAREVL boosters can do, and scaling the momentum we've fought hard to build.

Thank you for being part of this ride. You helped light the spark—we're just getting started.

Onward and upward,

Sascha Deri

Founder & CEO, bluShift Aerospace

We need your help!

In 2025, bluShift has refined its go-to-market strategy to focus first on flight-testing and demonstrating our MAREVL engine as a booster system. This path allows us to move forward with a smaller raise, leverage more non-dilutive Federal opportunities, and reach market-relevant milestones faster.

Our community of investors can support us by continuing to share our mission, make introductions to potential strategic partners or customers in aerospace and defense, and help us amplify our visibility on social media. We also welcome connections to grant-writing experts, aerospace advisors, or those with experience in government procurement.

As always, your enthusiasm, advocacy, and feedback mean the world to us. We wouldn't be here without it.

Sincerely,

Sascha Deri

CEO

Peter Murray

Director

How did we do this year?

REPORT CARD

B-

☺ The Good

Secured over $1.4M in additional private investment and another $1.1M non-dilutive grant from the Dept of the Air Force.

Completed major milestone of two full duration (60s) tests.

Kicked off a larger official board of directors, with a new Chairman, additional director and one observer.

☹ The Bad

Encountered significant resistance from VCs to invest in "another launch company" and bluShift needed to develop a pivot strategy.

Larger priced seed VC round could not be completed which greatly slowed down our ability to progress forward.

Performance of the full engine tests while impressive still fell short of what's needed for launch, necessitating additional R&D.

2024 At a Glance

January 1 to December 31


$$$$

$24,992 +320%
Revenue



-$1,466,177
Net Loss


IOU!

$273,058 [21%]
Short Term Debt



$1,515,000
Raised in 2024



$144,189
Cash on Hand
As of 03/14/25

INCOME BALANCE NARRATIVE


Revenues
Profit
$5,943
-$334,011
$24,992
-$1,466,177
2023
2024

Net Margin: -5,867%   Gross Margin: -58%   Return on Assets: -1,058%   Earnings per Share: -$1.47

Revenue per Employee: $2,272   Cash to Assets: 85%   Revenue to Receivables: ~   Debt Ratio: 2,618%

BSA_Monthly%2BMgmt%2BRepts_2024-12-31__4_.pdf

2023_Financial_bluShift_Aerospace.pdf

bluShift_Aerospace__Inc_GAAP_Financial_Report_2023-2024.pdf

We ❤ Our 1,376 Investors

Thank You For Believing In Us

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Alan Roitsch
Richard Jorz
John Cowan
James Usry
James Berkel
Andrew Lee...
Rajneesh Mehra
Rene GAYTAN
Ian Hodson
Jordan Sampietro
Jean Luc Eggen
Christopher R...
Bijulal Gopinathan Nair
Benji Taylor
Eric Connor
Riccardo Piombo
Jason Carneal
Andrew Peters
Spiro Drakatos
Libby Bentley
Sarkan Kamil Ahmed
Edward A Sieverding
Boyd Falconer
Sophia Seitter
Eileen R Giadone
Julien SAINT
James Campbell
Christopher Kelley
Sonja Palmer
Margaret Bushey
Kimberly Ward
Jane Crosby
Mohammad Forman
Lisa Walsh
Charles Aukai
Anthony J Giacomo...
Billie Von Claparede
Sashangar Sreetharan
Kenneth Goudreault
Madhava Padavala
Ethan Robinson
Tajma Baker
John Malvido
John Bruno
Steve Van Dyke
Eugene Mc Elroy
Limuel Hunter Jr
Braden Paynter
Dashan Craft
Thomas Smith
Morgan Saling
Aaron Brasslett
Steve Heitmann
Vonceal Rice

Thank You!

From the bluShift Aerospace Team

From the bluShift Aerospace Team



Sascha Deri

CEO

I co-founded one of the first online solar distribution and light manufacturing companies, which has grown to over $35M in sales. In 2014 I founded bluShift to reduce...



David Hayrikyan

Chief Technology Officer

Joining bluShift Aerospace shortly after its inception, David is currently leading the engineering team to achieve th...



Luke Saindon

Lead Mechanical Engineer

A former Applied Thermal Sciences intern at NASA's Marshall Space Flight Center, at bluShift Luke is responsible for...



Gerard Desjardins

Lead Propulsion Test Engineer

Gerard Desjardins comes to



Aaron Woodall

Aerospace Assembly Technician

Aaron comes to bluShift from

bluShift from Pratt & Whitney, where he worked in jet engine structural analysis and jet...

Boeing, where he was mechanical team lead for Boeing's 777-9 flight test...



Douglas Staniszewski

Electro/Mechanical Assembly Intern

As former faculty of the Aviation Program at the University of Maine at Augusta, Doug brings experience in UAS...



Skyler Lazelle

Astronautics/Operational Engineer

Skyler comes to bluShift from the U.S. Air and Space Forces, and brings a background in space operations and...



Lindsay Becker

Chief of Staff

Lindsay joins us from an operations and marketing background, with specific skills in storytelling and brand voice...



Bonny Ethridge

Human Resources

Eight years of experience as Sascha's Executive Assistant, Office Manager, Human Resources and Benefits...



Ben Farmer

Business Development

Ben has been the top-performing technical sales rep for Sascha's solar company. He brings 25 years of experience t...



Seth Lockman

Communications Director

Seth brings 12 years of experience in science communication and 10 years in digital marketing to the bluShif...



Betta Stothart

Public Relations Consultant

Writer, editor, and public relations consultant with over 30 years in Maine's business landscape, recognized by the...

Details

The Board of Directors

Director	Occupation	Joined
Sascha Deri	CEO @ bluShift Aerospace Inc	2014
Brady Brim-Deforest	Founder @ Monks	2024
Peter Murray	Consultant @ Self Employed	2024

Officers

Officer	Title	Joined
Sascha Deri	CEO	2014

Voting Power

Holder	Securities Held	Voting Power
Sascha Deri	1,000,000 Common	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2017	$350,000		Other

06/2017	$239,000		Other
04/2020	$31,070		Other
02/2021	$35,997		Other
05/2021	$300,000		Other
05/2021	$100,000		Other
09/2021	$781,359		4(a)(6)
12/2021	$47,659		Section 4(a)(2)
12/2021	$80,000		Section 4(a)(2)
04/2022	$290,000		4(a)(6)
02/2023	$338,697		4(a)(6)
12/2023	$100,250	Safe	Regulation D, Rule 506(b)
09/2024	$1,465,000		Regulation D, Rule 506(b)
12/2024	$50,000		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
09/01/2024	$1,465,000	5.33%	20.0%	$10,000,000	08/15/2029
12/31/2024	$50,000	5.33%	15.0%	$40,000,000	11/29/2029

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA	04/09/2020	$31,070	$0	1.0%	04/09/2022	Yes
Bangor Savings Bank	02/23/2021	$35,997	$0	5.0%		
Maine Technology Institute	05/17/2021	$300,000	$300,000	5.0%	12/31/2027	Yes
Maine Technology Institute	05/20/2021	$100,000	$100,000	5.0%	12/01/2028	Yes

Related Party Transactions

Name	altE Store Inc
Amount Invested	$152,352
Transaction type	Loan
Issued	05/16/2023
Outstanding principal plus interest	$158,122 as of 04/2025
Interest	8.0 per annum
Outstanding	Yes
Relationship	Company was co-owned by major shareholder of bluShift Aerospace

altE Store Inc is inactive as an entity and is not currently collecting upon the debt.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	1,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Development delays. For instance, our large engine test stand may need significant upgrading for additional shielding or capacity to meet the requirements of the full-flight vehicle capable version of the engine to be tested sufficiently.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our current financial model tolerates the loss of one of two of 'Starless Rogue' launch vehicles but not both. We are planning to manufacture two so that we have a spare to quickly go to in case the first one is lost. If both are lost during launch then it is expected that there will be additional costs in time, materials and market lost.

The final coastal launch location and rocket flight safety and hazard analysis will require approvals and acceptance from the local community and the FAA. It is possible this effort is delayed or requires unexpected additional resources which will require additional searching of funding. The major effect on this phase of crowd equity funding is that increased resources may be spent to find a different location than was anticipated or time and effort to work with the community and the FAA for approval.

Construction, regulation compliance and permitting costs at the launch site and associated mission control and bluShift controlled public viewing areas may be more costly than was planned.

Scaling our engine to its full size may present unforeseen technical challenges, such as combustion stability, that presents challenges as we solve those problems and may push integration of the engine into the larger Starless Rogue out by several months.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Acquisition of launch insurance as a smaller launch provider without significant prior launch

history may prove difficult or more expensive than expected, causing delays and increases in costs.

Inflation, unavailability of labor, raw materials and shipping delays may cause unexpected increases in costs and possibly critical delays in integrated static rocket testing prior to launch and launch itself.

Complying with government regulation, especially ITAR, may create significant loss in productivity as additional systems and processes are put in place and staff members have to go through significant hurdles to work securely.

Loss of key staff members. Staff members who leave, need to be laid off due to lack of sufficient funding, are out sick or otherwise incapacitated for extended periods of time or are terminated could present significant delays to the timeline.

While the scope of this fundraising stage is to complete engine testing, it is possible the engine tests themselves critically fail. Repeated failures could mean the need to raise more funds or a failure to access targeted markets in time and delay in significant revenue generation. These failures and lack of additional funding could terminate the company's operations or significantly slow the company's ability to move forward.

Unexpected legal and accounting services costs may increase funds needed beyond what was originally expected.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company

to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the

common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

bluShift Aerospace, Inc

Delaware Corporation
Organized October 2014
11 employees
2 Pegasus St
Suite 2
Brunswick ME 04011 https://www.bluShiftAerospace.com

Business Description

Refer to the bluShift Aerospace profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

bluShift Aerospace has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

202 of Regulation Crowdfunding.

We were unaware of the requirement to file annual reports beyond the years we were fundraising. We are working to file the missing report from the prior year asap.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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